FORM 11-K


               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549



     FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
       AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                 SECURITIES EXCHANGE ACT OF 1934



[ X ]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
       EXCHANGE ACT OF 1934

           For the Fiscal Year Ended December 31, 1993


                               OR


[   ]  TRANSACTION REPORT PURSUANT TO SECTION 15(d) OF THE
       SECURITIES EXCHANGE ACT OF 1934



                   Commission File No. 0-12404



                   JACOR COMMUNICATIONS, INC.
                         RETIREMENT PLAN




                   Jacor Communications, Inc.
               201 East Fifth Street, - Suite 1300
                     Cincinnati, Ohio  45202

Financial Statements, Schedules and Exhibits.            Page No.


(a)  Financial Statements:

Report of Independent Accountants                            3

Statements of Net Assets Available for Plan Benefits
  as of December 31, 1993 and 1992                        4 and 5

Statement of Changes in Net Assets Available for Plan
  Benefits for the year ended December 31, 1993              6

Notes to Financial Statements                             7 to 10


(b)  Supplemental Schedules:

Schedule of Investments                                      11

Schedule of Plan Transactions in Excess of 5% of
  Current Value of Plan Assets                               12

Transactions with Parties in Interest                        13


(c)  Exhibits:

Exhibit No.         Exhibit

  24           Consent of Coopers & Lybrand,
                  Independent Accountants                    14




                           SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                              JACOR COMMUNICATIONS, INC.
                              RETIREMENT PLAN


DATE:  June 28, 1994     BY:
                                   R. Christopher Weber
                                   Plan Administrator

                REPORT OF INDEPENDENT ACCOUNTANTS



To the Plan Administrator
Jacor Communications, Inc. Retirement Plan

We have audited the accompanying statements of net assets available for plan benefits of Jacor Communications, Inc.
Retirement Plan as of December 31, 1993 and 1992 and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1993. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of December 31, 1993 and 1992, and the changes in net assets available for plan benefits for the year ended December 31, 1993, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules as listed on page 2 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.





Cincinnati, Ohio
June 14, 1994

                                              JACOR COMMUNICATIONS, INC. RETIREMENT PLAN

                                          Statement of Net Assets Available for Plan Benefits

                                                           December 31, 1993

                            Company Stock     Company Stock    Money
                            Fund-Employer   Fund-Participant   Market     Bond    Balanced   Growth     Loan
                            Contributions     Contributions     Fund      Fund      Fund      Fund      Fund        Total
Assets:
  Investments, at fair value
    (note 3):
  Temporary cash investments    $  21,832       $  14,940      $  1,479  $  6,844  $ 43,186   $ 30,147             $  118,428
  Common stock of participating
    employer                      645,668         397,986                                                           1,043,654
  Warrants to purchase shares
    of common stock of
    participating employer        270,117         496,411                                                             766,528
     Mutual funds                                                  128,725    93,403   663,658    574,387              1,460,173
  Loans to participants                                                                                 $ 1,972         1,972


     Total investments            937,617         909,337       130,204   100,247   706,844    604,534    1,972     3,390,755


Net assets available for plan
  benefits (note 1)             $ 937,617       $ 909,337      $130,204  $100,247  $706,844  $ 604,534  $ 1,972    $3,390,755




See accompanying notes to financial statements.


                                             JACOR COMMUNICATIONS, INC. RETIREMENT PLAN

                                          Statement of Net Assets Available for Plan Benefits

                                                           December 31, 1992

                              Company Stock     Company Stock    Money
                              Fund-Employer   Fund-Participant   Market     Bond    Balanced   Growth     Loan
                              Contributions     Contributions     Fund      Fund      Fund      Fund      Fund        Total
Assets
  Investments, at fair value
    (note 3):
  Temporary cash investments      $  89,773       $   8,092     $ 2,824   $ 2,097   $ 10,878  $ 11,804               $ 125,468
  Common stock of participating
    employer                         73,648         142,980                                                            216,628
     Mutual funds                                                   68,042    42,703    306,736   247,305                 664,786
  Loans to participants                                                                                  $4,373          4,373


     Total investments              163,421         151,072      70,866    44,800    317,614   259,109    4,373      1,011,255


Net assets available for plan
  benefits (note 1)               $ 163,421       $ 151,072    $ 70,866   $44,800  $317,614  $259,109   $ 4,373     $1,011,255




See accompanying notes to financial statements.

                                             JACOR COMMUNICATIONS, INC. RETIREMENT PLAN

                                   Statement of Changes in Net Assets Available for Plan Benefits

                                                    Year ended December 31, 1993

                                     Company Stock     Company Stock    Money
                                     Fund-Employer   Fund-Participant   Market     Bond    Balanced   Growth     Loan
                                     Contributions     Contributions     Fund      Fund      Fund      Fund      Fund        Total

Fund balances, December 31, 1992      $ 163,421         $ 151,072      $70,866   $44,800   $317,614  $259,109   $ 4,373  $1,011,255
Investment income:
  Net appreciation (depreciation)
    in fair value of investments
    (note 3)                            571,992           775,456                   (133)    21,524    52,640             1,421,479
  Interest                                3,253               334        2,536        26        156       143       231       6,679
  Dividends                                 295               572                  4,671     23,514     2,473                31,525
  Investment expenses                       (66)                                                                                (66)
Contributions:
  Employer                              239,023                                                                             239,023
  Participant                                              57,584       79,364    56,005    369,910   287,584               850,447
Benefits paid to participants
  (note 1)                              (40,301)          (70,919)      (9,564)   (1,647)   (34,023)  (13,133)             (169,587)
Interfund transfers, net                                   (4,762)     (12,998)   (3,475)     8,149    15,718    (2,632)      -0-


Fund balances, December 31, 1993      $  937,617       $  909,337     $130,204  $100,247   $706,844  $604,534   $ 1,972  $3,390,755





See accompanying notes to financial statements.

                 NOTES TO FINANCIAL STATEMENTS





1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

     The following describes the significant accounting policies followed in the preparation of these financial statements.

     Investments Valuation

     Investments in securities (common stock and mutual funds) are valued at the last reported sales price on the last business day of the year.

     Other

     Purchases and sales of securities are reflected on a trade date basis. Gain or loss on sales of securities is based on specific identification of cost for common stock of the Company and average cost for other securities.

     The Plan presents in the statement of changes in net assets the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.


2.   TAX STATUS:

     The Plan has received a favorable determination for qualification under Sections 401(a) and 401(k) of the Internal Revenue Code and the related trust is exempt from federal income taxes under provisions of Section 501(a) of the Internal Revenue Code.


3.   DESCRIPTION OF PLAN:

     The following description of the Jacor Communications, Inc.
     Retirement Plan provides only general information.
     Participants should refer to the Prospectus covering the Plan and the Summary Plan Description for a more complete description of the Plan's provisions.

3.  DESCRIPTION OF PLAN, Continued


     A. GENERAL - The Plan is a defined contribution plan covering all employees of the Company who meet the minimum eligibility requirements of age 21 and either twelve consecutive months of employment or 1,000 hours of service in a twelve-month period. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The contributions and earnings are taxable to the participants, subject to certain exceptions, upon withdrawal from the Plan.

     B. CONTRIBUTIONS - Participants in the Plan may elect to contribute a percentage of their pretax earnings to the Plan. Currently, the Company, at the discretion of the Board of Directors, is matching fifty percent of the employee's elective contribution up to three percent of their annual eligible compensation. Additional amounts may be contributed by the employer from current or accumulated earnings and profits for the benefit of all employees.

     C. PARTICIPANTS' ACCOUNTS - Each participant's account is credited with the participant's contribution, the Company's matching contribution, an allocation of any additional Company contribution, and plan earnings or losses. Allocations are based on participant's earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

     D. VESTING - Participants are immediately vested in their accounts.

     E. PAYMENT OF BENEFITS - On termination of service, a participant will receive a lump sum benefit payment no later than sixty days subsequent to the end of the plan year in which the termination is effective. Amounts due persons who have elected distribution of benefits from the Plan are approximately $26,000 and $17,500 at December 31, 1993 and 1992, respectively.

     F. RIGHT TO TERMINATE - Although there are no current plans to do so, the employer, in accordance with the procedure set forth in the Plan, may terminate the Plan at any time.


4.   EXPENSES OF THE PLAN:

     Currently, the employer pays all administrative expenses of the Plan.


5.   PARTICIPANT DATA:

     At December 31, 1993, the number of employees participating by investment direction was:
                    Money Market Fund        72
                    Bond Fund                67
                    Balanced Fund           237
                    Growth Fund             186
                    Company Stock Fund      348


6.   PLAN AMENDMENTS:

     Effective January 1, 1992, the Plan was changed to allow participants to direct the investment of their contributions made after December 31, 1991 into one or more investment funds or into Jacor common stock. Prior to January 1, 1992 all contributions to the Plan were used to acquire Jacor common stock.

     In addition, the Plan was modified to allow for participant loans and the Plan was also changed to allow participants, after attaining age 55, to annually transfer up to 25% (50% after attaining age 60) of their pre-1992 holdings in Jacor common stock into one or more of the other available investment funds.

7.   TRANSACTIONS WITH PERSONS KNOWN TO BE PARTIES IN INTEREST

     In connection with the January 11, 1993 restructuring of Jacor Communications, Inc. (the "Company") and its debt obligations, all holders of the then outstanding common stock received 0.0423618 shares of a new class of the Company's common stock and 0.1611234 warrants to purchase such new common stock in exchange for every share of existing common stock. The warrants are exercisable at $8.30 per share and, subject to acceleration in certain events, expire on January 14, 2000. As a result of the restructuring, the Jacor Communications, Inc. Retirement Plan holds 125,784 warrants to purchase the Company common stock.

                  JACOR COMMUNICATIONS, INC. RETIREMENT PLAN
                      Item 27a - Schedule of Investments
                               December 31, 1993



                                     Number of
                                     Shares or
                                     Principal                   Current
Name of Issuer and Title of Issue     Amount         Cost         Value


  Temporary Cash Investments          118,428     $  118,428   $  118,428

* Jacor Communications, Inc.
    Common Stock                       72,602      2,926,851    1,043,654

* Jacor Communications, Inc.
    Common Stock Purchase Warrants    125,784                     766,528



Mutual Funds:
  Losantiville Treasury Fund          128,725        128,725      128,725

  American Funds Intermediate
    Bond Fund of America                6,541         94,710       93,403

  American Funds American
    Balanced Fund                      52,797        666,601      663,658

  American Funds The Growth
    Fund of America                    21,472        529,949      574,387
      Total Mutual Funds                           1,419,985    1,460,173


Loans to participants                                  1,972        1,972

     GRAND TOTAL                                  $4,467,236   $3,390,755




*  Person known to be a party-in-interest to the Plan.

                                         ITEM 27d - SCHEDULE OF REPORTABLE PLAN TRANSACTIONS
                                                      IN EXCESS OF 5% OF CURRENT
                                                          VALUE OF PLAN ASETS


     Column             Column                  Column            Column        Column         Column
       A                  B                       C                 D             E              F

                                                               Selling Price                   Expenses
                      Description                                 or FMV                       incurred
  Identity of             or                   Purchase          at date of     Lease            with
party involved           asset                   Price         distribution     Rental        Transaction

Purchases

Open Market         Jacor Communications,     $  349,550
                    Inc. Common Stock
                    (7 separate purchases
                    totaling 40,407 shares)

Open Market         American Funds:

                    American Balanced Fund    $  311,884
                    (23 purchases totaling
                    24,083 shares)

                    American Growth Fund      $  229,415
                    (21 purchases totaling
                    8,869 shares)

                    Losantiville Treasury     $   78,691
                    Fund (24 purchases
                    totaling 78,691 shares)

                                         ITEM 27d - SCHEDULE OF REPORTABLE PLAN TRANSACTIONS
                                                      IN EXCESS OF 5% OF CURRENT
                                                    VALUE OF PLAN ASETS, Continued


     Column             Column                  Column            Column        Column
       A                  B                       G                 H             I

                                                                 Current Value
                      Description                               of asset on
  Identity of             or                   Cost of          transaction     Net gain
 party involved          asset                  asset              date         or (loss)

Purchases

Open Market         Jacor Communications,     $  349,550         $  349,550
                    Inc. Common Stock
                    (7 separate purchases
                    totaling 40,407 shares)

Open Market         American Funds:

                    American Balanced Fund    $  311,884         $  311,884
                    (23 purchases totaling
                    24,083 shares)

                    American Growth Fund      $  229,415         $  229,415
                    (21 purchases totaling
                    8,869 shares)

                    Losantiville Treasury     $   78,691         $   78,691
                    Fund (24 purchases
                    totaling 78,691 shares)

                  JACOR COMMUNICATIONS, INC. RETIREMENT PLAN
                     Transactions with Parties in Interest
                               December 31, 1993




                                                  Number
  Identity of     Relationship   Description of     of
Party Involved       to Plan      Transaction    Warrants      Cost     Value

Jacor             Employer of     Receipt of      125,784              $766,528
Communications,   employees       Common Stock
Inc.              covered by      Purchase
                  Plan            Warrants

           JACOR COMMUNICATIONS, INC. RETIREMENT PLAN





                           EXHIBIT 24






               CONSENT OF INDEPENDENT ACCOUNTANTS





We consent to the incorporation by reference in the registration statement of Jacor Communications, Inc. on Form S-8 (File No. 33-
1293) of our report dated June 14, 1994, on our audits of the financial statements of Jacor Communications, Inc. Retirement Plan as of December 31, 1993 and 1992, and for the year ended December 31, 1993, which report is included in this Form 11-K.







COOPERS & LYBRAND
Cincinnati, Ohio
June 28, 1994